FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of MAY, 2006

LUND GOLD LTD.  (File #0-29960)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

-

Lund Gold Ltd. Interim Consolidated Financial Statements for the period ended March 31, 2006 – filed on May 12, 2006,

-

Lund Gold Ltd. FORM 52-109F2 – Certification of Interim Filing – CEO,

-

Lund Gold Ltd. FORM 52-109F2 – Certification of Interim Filing – CFO.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

LUND GOLD LTD.

(Registrant)

Date:

June 6, 2006

By:

“James G. Stewart”

 James G. Stewart

Its:

        Secretary

(Title)

LUND GOLD LTD.
Suite 2000, Guinness Tower
1055 West Hastings Street	Phone: (604) 331-8772
Vancouver, B.C. V6E 2E9	Fax: (604) 331-8773

June 6, 2006

VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Lund Gold Ltd. – (File #0-29960)

Form 6-K

On behalf of Lund Gold Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, on EDGAR, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

LUND GOLD LTD.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Ms. Pam Morris

Miller Thomson, Attention:  Mr. Rupert Legge

LUND GOLD LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended March 31, 2006

(Unaudited – Prepared by Management)

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated financial statements for the period ended March 31, 2006.

LUND GOLD LTD.

(An exploration stage company)

Consolidated Balance Sheets

As at (expressed in Canadian dollars, unaudited)

	March 31, 2006	June 30, 2005

ASSETS

Current
Cash and cash equivalents	$ 1,039,391	$ 245,509
Receivables	6,349	3,779
Prepaid expenses and deposits	3,857	7,981
	1,049,597	257,269

Restricted cash (Note 11)	16,338	16,338
Resource properties (Note 4)	119,172	1,813,649
Equipment	10,259	12,532

	$ 1,195,366	$ 2,099,788

LIABILITIES & SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$ 23,981	$ 32,403

Shareholders’ equity
Capital stock (Note 5)
Authorized
200,000,000 common shares without par value
Issued and outstanding
24,791,118 (June 30, 2005 – 17,138,618) common shares	11,416,389	10,289,325
Contributed surplus (Note 5)	626,487	551,139
Deficit	(10,871,491)	(8,773,079)

	1,171,385	2,067,385

	$ 1,195,366	$ 2,099,788

Nature of operations and going concern (Note 1)

Contingency (Note 11)

Approved by the Board

“Chet Idziszek”        Director

                       “James G. Stewart”      Director

LUND GOLD LTD.

(An exploration stage company)

Consolidated Statements of Loss and Deficit

For the periods ended March 31

(expressed in Canadian dollars – unaudited, prepared by management)

	Three Months Ended March 31, 2006	Three Months Ended March 31, 2005	Nine Months Ended March 31, 2006	Nine Months Ended March 31, 2005

EXPENSES
Amortization	$ 746	$ 992	$ 2,273	$ 2,923
Audit and accounting	-	-	6,175	2,240
Consulting fees	-	-	-	5,000
Filing fees	9,735	7,437	16,271	21,021
Legal fees	12,737	1,722	35,174	24,716
Office and general	4,851	8,542	17,196	24,753
Rent	9,774	7,803	28,753	23,449
Shareholders’ information	-	25	1,687	3,267
Stock-based compensation (Note 6)	-	-	75,348	10,165
Transfer agent’s fees	1,386	2,015	6,966	8,578
Travel and public relations	916	7,857	9,676	39,534
Wages	28,811	25,881	97,894	89,643
	(68,956)	(62,274)	(297,413)	(255,289)

OTHER INCOME (EXPENSE)

Interest income	2,874	1,884	3,677	4,768
Foreign exchange gain (loss)	(102)	148	(1,338)	270
Write-off of resource property	-	-	(1,803,338)	-
	2,772	2,032	(1,800,999)	5,038

Loss for the period	(66,184)	(60,242)	(2,098,412)	(250,251)

Deficit – Beginning of period	(10,805,307)	(8,640,731)	(8,773,079)	(8,450,722)

Deficit – End of period	$ (10,871,491)	$ (8,700,973)	$ (10,871,491)	$ (8,700,973)

Basic and diluted loss per share	$ (0.00)	$ (0.00)	$ (0.12)	$ (0.02)

Weighted average number of shares outstanding	18,707,785	17,085,189	17,679,640	14,181,681

LUND GOLD LTD.

(An exploration stage company)

Consolidated Statements of Cash Flows

For the periods ended March 31

(expressed in Canadian dollars – unaudited, prepared by management)

	Three Months Ended March 31, 2006	Three Months Ended March 31, 2005	Nine Months Ended March 31, 2006	Nine Months Ended March 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (66,184)	$ (60,242)	$ (2,098,412)	$ (250,251)
Items not affecting cash
Amortization	746	992	2,273	2,923
Stock-based compensation	-	-	75,348	10,165
Write-off of resource property	-	-	1,803,338	-
Change in non-cash working capital items
Prepaid expenses and deposits	-	-	4,124	-
Receivables	(1,682)	29,169	(2,570)	4,898
Accounts payable and accrued liabilities	(9,383)	(9,375)	20,334	(46,729)
	(76,503)	(39,456)	(195,565)	(278,994)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued for cash	1,111,814	13,950	1,111,814	1,229,434

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment	-	-	-	(3,002)
Expenditure on resource properties	(63,099)	(555,127)	(122,367)	(1,098,997)
	(63,099)	(555,127)	(122,367)	(1,101,999)

Change in cash and cash equivalents	972,212	(580,633)	793,882	(151,559)

Cash and cash equivalents – Beginning of period	67,179	1,050,668	245,509	621,594

Cash and cash equivalents – End of period	$ 1,039,39	$ 470,035	$ 1,039,391	$ 470,035

Supplemental disclosure with respect to cash flows (Note 10)

LUND GOLD LTD.

(An exploration stage company)

Notes to Interim Unaudited Consolidated Financial Statements

For the nine months ended March 31, 2006

1.

NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated on June 22, 1978 under the provisions of the Company Act of British Columbia.  The Company is in the business of exploring its resource properties and has not yet determined whether these properties contain reserves that are economically recoverable.  The Company is considered to be in the exploration stage.

The business of exploring resource properties involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable operations.  The recoverability of the amounts shown for resource properties is dependent upon several factors.  These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of these properties, and future profitable production or proceeds from the disposition of the mineral properties.  The amounts shown as resource properties represent net costs to date, and do not necessarily represent present or future values.

As at March 31, 2006, the Company has working capital of $1,025,616 (June 30, 2005 - $224,866).  The Company’s ability to fulfill its obligations is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.  Management is actively pursuing additional funds by way of private placement to meet its general and administrative expenditures and expenditures on the exploration of its resource properties.

These interim unaudited consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  These interim unaudited financial statements do not include any adjustments that would be necessary should the Company be unable to continue as a going concern.

2.

INTERIM UNAUDITED FINANCIAL STATEMENTS

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars.  The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements.  Certain information and footnote disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles have been condensed or omitted.  These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company’s latest annual filing for the year ended June 30, 2005.  In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

3.

SIGNIFICANT ACCOUTNING POLICIES

These interim unaudited consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the Company.

4.

RESOURCES PROPERTIES

	Aldebarán Property, Brazil	Carneirinho Property, Brazil	Total

Balance, June 30, 2005	$ 1,758,458	$ 55,191	$ 1,813,649

Acquisition	4,776	59,273	64,049
Camp	5,033	-	5,033
Geology	31,516	-	31,516
Land and Legal	294	4,708	5,002
Travel	3,261	-	3,261
Write off of Resource Property	(1,803,338)	-	(1,803,338)
	(1,758,458)	63,981	$ (1,694,477)

Balance, March 31, 2006	$ -	$ 119,172	$ 119,172

During the nine months ended March 31, 2006, the Company elected to terminate its option to acquire an interest in the Aldebaran Property and accordingly, wrote off all costs associated with the property.

5.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus

Balance as at June 30, 2005	17,138,618	$ 10,289,325	$ 551,139
Compensation shares (a)	152,500	15,250	-
Private Placement (b)	7,500,000	1,111,814	-
Stock-based compensation (Note 6)	-	-	75,348

Balance as at March 31, 2006	24,791,118	$ 11,416,389	$ 626,487

(a)

During November 2005, the Company issued 87,500 common shares valued at $8,750 to the president of the Company as compensation for accrued wage expense.

During November 2005, the Company issued 65,000 common shares valued at $6,500 to a company controlled by a director as compensation for a reduction in remuneration for professional fees.

(b)

In March, 2006, the Company completed a non-brokered private placement of 7,500,000 units at a price of $0.15 per unit for cash proceeds of $1,111,814, net of share issue costs of $13,186.  Each unit consists of one share and one half of a non-transferable share purchase warrant, every full warrant entitling the purchase of one additional share of the Company at a price of $0.25 per share, if exercised on or before March 18, 2008.  All securities issued pursuant to this placement are subject to a four month hold period expiring on July 15, 2006.

6.

STOCK OPTIONS

The total fair value of stock options granted during the current period was $75,348 which has been recorded in the results of operations.

The following weighted average assumptions were used for the Black-Scholes valuation of options granted during the period.

Risk-free interest rate	3.93%
Expected life	5 years
Annualized volatility	121%
Dividend rate	0%

As at March 31, 2006, the following stock options were outstanding and exercisable:

Exercise Price	Number of Shares	Expiry Date

$ 0.52	474,000	September 8, 2008
0.65	21,500	September 12, 2008
0.25	59,000	July 22, 2009
0.10	896,500	November 9, 2010

	1,451,000

7.

WARRANTS

As at March 31, 2006, the following share purchase warrants were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

5,100,550	0.35	November 22, 2006
744,150	0.35	November 22, 2006
3,749,996	0.25	March 15, 2008

9,594,696

8.

RELATED PARTY TRANSACTIONS

a)

The Company incurred the following costs with a law firm controlled by a director and with companies related by way of directors in common as follows:

	2006	2005

Consulting fees	$ -	$ 5,000
Legal fees	32,725	57,475
Rent	28,753	23,449
Wages and benefits	56,445	56,250

	$ 117,923	$ 142,174

Legal fees have either been expensed to operations, recorded as share issue costs or capitalized to resource properties, based on the nature of the expenditure.

b)

Included in accounts payable at March 31, 2006 is $21,945 (June 30, 2005 -  $3,750) due to a director of the company and a law firm controlled by a director.

c)

Additional related party transactions are disclosed in Note 5a).

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

9.

SEGMENTED INFORMATION

The Company considers its business to consist of one reportable business segment being the exploration of resource properties.  The Company’s equipment and resource properties are located in the following geographic areas:

	March 31, 2006	June 30, 2005

Brazil	$ 119,172	$ 1,813,649
Canada	10,259	12,532

	$ 129,431	$ 1,826,181

10.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the nine months ended March 31, 2006, the Company conducted non-cash transactions as follows:

a)

The Company issued 152,500 common shares at a value of $15,250 as compensation for a reduction in remuneration.

During the nine months ended March 31, 2005, the Company conducted non-cash transactions as follows:

a)

The Company issued 744,150 broker warrants with a value of $110,384 relating to a private placement.  These were recorded as share issue costs.

11.

CONTINGENCY

As at March 31, 2006, the Company has restricted cash in the amount of $16,338.  These funds were paid into court pending the outcome of legal action brought against the Company by a former officer of the Company in order to settle a fee dispute.  The Company believes the case to be without merit, anticipates settlement will be in favour of the Company and accordingly no provision has been made in the financial statements.

FORM 51-102F1

MANAGEMENT DISSCUSION AND ANALYSIS

FOR THE NINE MONTH PERIOD

ENDED MARCH 31, 2006

LUND GOLD LTD.

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

NINE MONTH PERIOD ENDED MARCH 31, 2006

The following discussion and analysis, prepared as of May 11, 2006, should be read together with the interim unaudited consolidated financial statements for the nine month period ended March 31, 2006 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles.  All amounts are stated in Canadian dollars unless otherwise indicated.

The reader should also refer to the annual audited financial statements for the years ended June 30, 2005 and June 30, 2004, and the Management Discussion and Analysis for those years.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements.  Readers are cautioned not to put undue reliance on forward-looking statements.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

The Company is in the business of acquiring and exploring its resource properties.  The Company does not currently have any producing properties and its current operations on the Carneirinho Property are an exploratory search for minerals.  During the nine month period ended March 31, 2006, the Company was primarily engaged in the exploration of its Aldebarán and Carneirinho Properties in Brazil.  Pursuant to an agreement dated May 5, 2003, and amended October 31, 2003, March 15, 2004, August 16, 2004 and October 28, 2004, the Company and Goldmarca Limited were granted an option by Global Consultoria Mineral Ltda. (“Global”) to jointly acquire up to a 100% interest in the Aldebarán property in Brazil.  During the fiscal year ended June 30, 2005, the interest of Goldmarca Limited was converted to a 5% net profits interest as a result of dilution for failing to contribute to exploration expenditures, thereby allowing the Company to acquire the 100% interest in the Aldebarán Property.  In December 2005, the Company elected not to proceed with the acquisition of the Aldebarán Property.  In March 2005, the Company and Oromin Explorations Ltd. (“Oromin”), a company related by common directors, were granted an option to jointly acquire a 100% interest in the 5,000-hectare Carneirinho gold exploration property in north central Brazil.

The Company’s common shares trade on the facilities of the TSX Venture Exchange under the symbol “LGD”.

Overall Performance

The following is a summary of significant events and transactions that occurred during the nine month period ended March 31, 2006:

1.

The Company reviewed the Aldebarán and Carneirinho exploration data with various exploration companies that may be interested in entering into a joint venture to further the exploration program at Aldebarán and Carneirinho.

2.

In December 2005, the Company elected not to proceed with the acquisition of the Aldebarán Property as management felt that the exploration results obtained to date did not justify making the sizeable property payments due by December 31, 2005 in order to keep the option to acquire the Aldebarán Property in good standing.

3.

In March 2006, the Company completed a non-brokered private placement of 7,500,000 units at a price of $0.15 per unit for cash proceeds of $1,111,814, net of share issue costs of $13,186.  Each unit consists of one share and one half of a share purchase warrant, every whole warrant entitling the purchase of one additional share of the Company at a price of $0.25 per share until March 15, 2008.  The proceeds will be used to fund exploration of the Carneirinho Property and for working capital.

Selected Annual Information

The following table provides a brief summary of the Company’s financial operations.  For more detailed information, refer to the Financial Statements.

	Year Ended June 30, 2005	Year Ended June 30, 2004	Year Ended June 30, 2003

Total revenues	nil	nil	nil
Net loss	$322,357	$816,776	$184,661
Basic and diluted loss per share	(0.02)	(0.09)	(0.07)
Total assets	2,099,788	1,211,860	225,826
Total long-term liabilities	nil	nil	nil
Cash dividends	nil	nil	nil

During the fiscal year ended June 30, 2005, the total assets of the Company increased to $2,099,788 from $1,211,860 as at June 30, 2004, primarily due to increased resource property expenditures financed by the sale of share capital.  The decrease in loss during the year ended June 30, 2005 compared to the loss for the year ended June 30, 2004 is primarily due to significant decreases in consulting fees, interest expense and loan bonus costs, stock-based compensation and travel and public relations costs partly as a result of changes to management of the Company during the year.

The Company has not paid any dividends on its common shares.  The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Results of Operations

At March 31, 2006, the Company’s current assets totalled $1,049,597 compared to $478,294 at March 31, 2005.  The increase is due to the sale of share capital.  During the same period, current liabilities decreased to $23,981 from $36,519.  Included in the Company’s current liabilities was payables or accrued liabilities of $21,945 due to related parties as a result of professional services rendered by directors of the Company.  All such amounts are payable on demand.  As a result, the Company had working capital of $1,025,616 at March 31, 2006 as compared with working capital of $441,775 at March 31, 2005.  As at both March 31, 2006 and March 31, 2005, the Company had no long-term debt.

At March 31, 2006, the Company had total assets of $1,195,366 as compared with $2,176,010 at March 31, 2005.  The decrease is due to a write off of resource property of $1,803,338 due to the decision not to proceed with the acquisition of the Aldebarán Property.

Share capital as at March 31, 2006 was $11,416,389, up from $10,289,325 as at March 31, 2005 due to the sale of share capital.  During the nine months ended March 31, 2006, the Company issued 7,500,000 shares at a price of $0.15 per share for cash proceeds of $1,111,814, net of share issue costs of $13,186 and 152,500 shares recorded at a value of $15,250 to pay accrued wages and accrued professional fees.

The Company's largest cash outflows in the nine months ended March 31, 2006 resulted from general and administrative expenses of $297,413.  The most significant contribution to working capital in the nine months ended March 31, 2006 was provided by sale of share capital that generated net proceeds of $1,111,814. The most significant contribution to working capital in the nine months ended March 31, 2005 was provided by the sale of share capital that generated net proceeds of $1,229,434.

During the nine months ended March 31, 2006 the Company recorded interest income of $3,677, a foreign exchange loss of $1,338 and a write down of resource properties of $1,803,338.  During the nine months ended March 31, 2005 the Company recorded interest income of $4,768 and a foreign exchange gain of $270.

Expenses for nine months ended March 31, 2006 were $297,413, up from $255,289 for the nine months ended March 31, 2005 due primarily to increased stock-based compensation costs which rose to $75,348 from $10,165 as a result of incentive stock options granted in the period.

Net loss for the nine months ended March 31, 2006 was $2,098,412 or $0.12 per share as compared with a net loss for the nine months ended March 31, 2005 of $250,251 or $0.02 per share.

Summary of Quarterly Results

	Three Months Ended March 31, 2006	Three Months Ended December 31, 2005	Three Months Ended September 30, 2005	Three Months Ended June 30, 2005	Three Months Ended March 31, 2005	Three Months Ended December 31, 2004	Three Months Ended September 30, 2004	Three Months Ended June 30, 2004
Total assets	$1,195,366	$161,179	$2,039,200	2,099,788	2,176,010	2,207,867	1,144,452	1,211,860
Resource properties and deferred costs	119,172	58,133	1,852,921	1,813,649	1,684,180	1,105,243	832,735	563,652
Working capital (deficiency)	1,025,616	40,279	116,809	241,204	441,775	1,066,012	237,521	573,034
Shareholders’ equity	1,171,385	125,755	1,997,837	2,067,385	2,139,491	2,185,783	1,085,799	1,150,143
Revenues	nil	nil	nil	nil	nil	nil	nil	nil
Net loss	(66,184)	(1,962,680)	(69,548)	(72,106)	(60,242)	(108,750)	(81,259)	(307,853)
Earnings (loss) per share	(0.00)	(0.11)	(0.00)	(0.00)	(0.00)	(0.01)	(0.01)	(0.03)

Significant changes in key financial data from 2004 to 2006 can be attributed to the reactivation of the Company and its acquisition, financing and active exploration of its former Aldebarán Property.

Liquidity

The Company does not currently own or have an interest in any producing resource properties and has not derived any revenues from the sale of resource products in the last three financial years.  The Company's exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  In the near term, subject to financing, the Company plans to begin field exploration at its Carneirinho Property.

Based on its existing working capital, the Company does not require additional financing during the current fiscal year.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year, but intends to incur additional exploration expenditures on its Carneirinho Property during the fiscal year ending June 30, 2006.  If funds on hand are insufficient to cover such costs, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.  Accordingly, there is substantial doubt about its ability to continue as a going concern.

	March 31, 2006	June 30, 2005

Working capital	$1,025,616	$224,866
Deficit	(10,871,491)	(8,773,079)

Capital Resources

During the nine months ended March 31, 2006, the Company issued 7,500,000 shares at a price of $0.15 per share for cash proceeds of $1,111,814, net of share issue costs of $13,186 and 152,500 shares recorded at a value of $15,250 to pay accrued wages and accrued professional fees to a director and a company controlled by a director of the Company.

During the nine months ended March 31, 2005, the Company issued 5,100,550 shares pursuant to a brokered private placement to generate net cash proceeds of $1,170,709, 391,500 shares pursuant to the exercise of warrants to generate net proceeds of $58,725 and 80,000 shares valued at $20,000 as a corporate finance fee.

Based on its existing working capital, the Company does not require additional financing during the current fiscal year.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year, but intends to incur additional exploration expenditures on its Carneirinho Property during the fiscal year ending June 30, 2006.  If funds on hand are insufficient to cover such costs, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

During the nine months ended March 31, 2006, the Company incurred professional fees of $32,725 accrued to a company controlled by a director and officer of the Company for legal services.  The Company also paid or accrued wages and benefits of $56,445 to its Chief Executive Officer and incurred office and rent costs of $28,753 with companies related by way of common directors.  A portion ($15,250) of the professional fees and wages accrued during the period were satisfied by the issuance to a director and a company controlled by a director of the Company of 152,500 shares recorded at a value of $15,250.

As at March 31, 2006, accounts payable includes $21,945 due to related parties as a result of professional services rendered by directors of the Company.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the Company and the related parties.

Proposed Transactions

At the date hereof, there are no proposed asset or business acquisitions or dispositions.

Critical Accounting Estimates

Mineral Properties

All costs related to the acquisition, exploration and development of mineral properties are capitalised by property.  If economically recoverable ore reserves are developed, capitalised costs of the related property are reclassified as mining assets and amortised using the unit of production method.  When a property is abandoned, all related costs are written off to operations.  If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realisable value.  A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mineral properties do not necessarily represent present or future values.  Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and future profitable production or proceeds from the disposition thereof.

Stock-based Compensation

The Company has adopted the accounting policy described in Section 3870 of the Canadian Institute of Chartered Accountants’ handbook, “Stock-Based Compensation and Other Stock-Based Payments”, which recommends the fair value-based methodology for measuring compensation costs.  The Company has adopted the fair value method, pursuant to which the Company recognises compensation costs for the granting of all stock options and direct awards of stock.  Any consideration paid by the option holders to purchase shares is credited to capital stock.

Foreign Currency Translation

The Company’s subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method.  Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates.  Income and expense items are translated at rates approximating those in effect at the time of the transaction.  Translation gains and losses are reflected in the income or loss for the period.

Changes in Accounting Policies

Asset Retirement Obligations

Effective July 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations.  This new section requires recognition of a legal liability for obligations relating to retirement of property, plant and equipment, and arising from the acquisition, construction, development or normal operation of those assets.  Such asset retirement cost must be recognised at fair value in the period in which it is incurred, added to the carrying value of the asset, and amortised into income on a systematic basis over its useful life.  Adoption of this standard has not affected the Company’s consolidated financial statements.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments is approximately equal to their carrying values, unless otherwise noted.  As at March 31, 2006 approximately 1% of cash and cash equivalents is held in US dollars.  The Company does not use derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations.

Other MD&A Requirements

Additional Disclosure for Venture Issuers without Significant Revenue

As at June 30, 2005, the Company had incurred acquisition and exploration costs of $1,758,458 with respect to its Aldebarán Property and during the nine months ended March 31, 2006, the Company incurred a further $44,880 in acquisition and exploration costs.  The major components of cumulative expenditures are as follows: acquisition costs of $465,903 or 25.8% of the total, assay costs of $41,084 or 2.3% of the total, camp and administration costs of $269,355 or 14.9% of the total, drilling costs of $317,419 or 17.6% of the total, geological contractor and staff costs of $409,685 or 22.7% of the total, geophysical contractor costs of $100,447 or 5.6% of the total, land and legal costs of $95,223 or 5.3% of the total, report and mapping costs of $18,801 or 1.0% of the total and transportation costs of $85,421 or 4.7% of the total.  However, all of the company’s deferred acquisition and exploration costs associated with the Aldebarán Property of $1,803,338 were written off as at December 31, 2005 due to the decision not to proceed with the acquisition of the Aldebarán Property.

As at June 30, 2005, the Company had incurred acquisition and exploration costs of $55,191 with respect to its Carneirinho Property and during the nine months ended March 31, 2006, the Company incurred a further $63,981 in exploration costs.  The major components of this amount are as follows: acquisition costs of $97,610 or 81.9% of the total, geological contractor and staff costs of $4,253 or 3.6% of the total, land and legal costs of $10,403 or 8.7% of the total and transportation costs of $6,856 or 5.7% of the total.

Expenses for nine months ended March 31, 2006 were $297,413, up from $255,289 for the nine months ended March 31, 2005 due primarily to increased stock-based compensation costs which rose to $75,348 from $10,165 as a result of incentive stock options granted in the period.

Disclosure of Outstanding Share Data

The authorized share capital of the Company consists of 200,000,000 common shares without par value of which 17,138,618 were outstanding at the end of the fiscal year ended June 30, 2005 and as of the date hereof there were 24,791,118 shares issued and outstanding.

As at the date hereof, the Company has outstanding warrants entitling the purchase of 5,844,700 shares of the Company at a price of $0.35 per share until November 22, 2006 and warrants entitling the purchase of 3,749,996 shares of the Company at a price of $0.25 per share until March 15, 2008.

As at the date hereof, the Company had the following incentive stock options outstanding:

Number of Stock Options	Exercise Price	Expiry Date
474,000	$0.52	September 8, 2008
21,500	$0.65	September 12, 2008
59,000	$0.25	July 22, 2009
896,500	$0.10	November 9, 2010
1,451,000

Form 52-109F2 – Certification of Interim Filings

I, Chet Idziszek, President of Lund Gold Ltd. and performing similar functions to that of a Chief Executive Officer, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Lund Gold Ltd. (the “issuer”) for the interim period ending March 31, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for all the periods presented in the interim filings.

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:

May 11, 2006

“Chet Idziszek”_____

Chet Idziszek

President

Form 52-109F2 – Certification of Interim Filings

I, Naomi Corrigan, Chief Financial Officer of Lund Gold Ltd. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Lund Gold Ltd. (the “issuer”) for the interim period ended March 31, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim consolidated financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:

May 11, 2006

“Naomi Corrigan”

Naomi Corrigan

Chief Financial Officer